UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to___________

Commission File Number: 001 – 11130

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alcatel-Lucent Savings Plan

600 Mountain Avenue
Murray Hill, NJ 07974

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALCATEL-LUCENT
3, Avenue Octave Gréard
75007 Paris, France

The total # of pages contained in this Form 11-K filing is 27

Exhibit Index can be found on page 26

F I N A N C I A L  S T A T E M E N T S  A N D  S U P P L E M E N T A L  S C H E D U L E

Alcatel-Lucent Savings Plan
December 31, 2010 and 2009 and Year Ended December 31, 2010
With Report of Independent Registered Public Accounting Firm

Alcatel-Lucent Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009 and Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm

To the Employee Benefits Committee of the
   Alcatel-Lucent Savings Plan

We have audited the accompanying statements of net assets available for benefits of Alcatel-Lucent Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
New York, NY
June 24, 2011

Alcatel-Lucent Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2010	2009

	(In Thousands)
Assets
Investment in Master Trust, at fair value	$6,100,002	$5,766,022
Notes receivable from participants	40,743	37,930

Total assets	6,140,745	5,803,952

Net assets reflecting investments at fair value	6,140,745	5,803,952
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(23,552)	122

Net assets available for benefits	$6,117,193	$5,804,074

The accompanying notes are an integral part of these financial statements.

Alcatel-Lucent Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010
(In Thousands)

Additions to net assets attributed to
Contributions
Employee contributions	$153,361
Company contributions, net of forfeitures	76,671
Plan’s share of Master Trust investment gain	593,693
Interest from notes receivable from participants	1,735

Total additions	825,460

Deductions from net assets attributed to

Distributions to participants	510,986
Administrative expenses	1,299
Other, net	45

Total deductions	512,330

Net increase before transfers	313,130

Transfer to Lucent Technologies Inc. Long Term Savings and Security Plan	(11)

Net increase	313,119

Net assets available for benefits
Beginning of year	5,804,074

End of year	$6,117,193

The accompanying notes are an integral part of these financial statements.

Alcatel-Lucent Savings Plan
Notes to Financial Statements

December 31, 2010

1. Plan Description

The following description of the Alcatel-Lucent Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established as of October 1, 1996 by Lucent Technologies Inc. (now known as Alcatel-Lucent USA Inc.) (the “Company”) to provide a convenient way for eligible management employees, as described in the Plan, to save on a regular and long-term basis. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is an individual account plan that permits participants and beneficiaries to exercise control over the assets in their respective accounts. As such, the Plan is intended to meet the requirements of Section 404(c) of ERISA and the regulations promulgated thereunder. An eligible employee, as described in the Plan, enters the Plan by authorizing a payroll contribution and directing a contribution among the different investment funds of the Plan.

Master Trust

The Plan’s assets are held by Bank of New York Mellon (the “BNY Mellon”), as Trustee (the “Trustee”), in the Lucent Technologies Inc. Defined Contribution Plan Master Trust (the “Master Trust”).

Contributions

Employee contributions of 1% to 25% of eligible compensation may be authorized. An employee may designate contributions as pre-tax contributions, after-tax contributions or a combination of pre-tax and after-tax contributions. The Internal Revenue Code (the “Code”) limited the maximum amount of an employee’s contribution on a pre-tax basis to $16,500 in 2010. Employees who are age 50 or older on or before December 31 may be eligible to make pre-tax contributions beyond the Internal Revenue Service (the “IRS”) pre-tax limit. The catch-up contribution limit set by the IRS was $5,500 in 2010. A participant who is eligible for and elects to make catch-up contributions may choose to reduce his or her compensation by a specified whole percentage not in excess of 75% (instead of the 25% limit applicable to participants who are not eligible for and who do not elect to make catch-up contributions).

Alcatel-Lucent Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Effective January 1, 2010, the Company matching contributions amount was amended such that the Company will match 100% of all employee salary deferral contributions made to the Plan up to 6% of eligible compensation per payroll period.

Employees are eligible for Company matching contributions immediately, without regard to time of service. Effective January 1, 2010, the 5-year vesting schedule on Company matching contributions was eliminated. As a result, all participants in the Plan are immediately 100% vested in their Company matching contributions. Company contributions and related earnings in which a terminated participant is not vested are forfeited. These forfeitures can be used to reduce future Company contributions. At December 31, 2010 and 2009, forfeited amounts totaled approximately $778,000 and $484,000, respectively.

The Plan permits the Company to designate one or more investment options as the Plan’s “qualified default investment alternative” within the meaning of Section 624 of the Pension Protection Act of 2006 and regulations issued thereunder. The Company designated a series of institutional funds offered by Fidelity Management Trust Company under the names Asset Allocation Fund-Income, Asset Allocation Fund-2010, Asset Allocation Fund-2020, Asset Allocation Fund-2030 and Asset Allocation Fund-2040 as the default investment options under the Plan.

Effective January 1, 2008, no further contributions could be made into the Company Stock Fund and no fund exchanges into the Company Stock Fund were permitted. Any money invested in the Company Stock Fund could remain invested for up to two years. Effective December 31, 2010, the Company Stock Fund was eliminated, and any remaining balance in the fund was transferred to the Plan’s qualified default investment alternative.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may have one general and one home loan outstanding at a time. Loans are available to participants in an amount up to 50% of their vested account balance, from $1,000 to $50,000, subject to certain limitations as defined in the Plan. Upon default, as described in the Plan, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Also, participants may be subject to an additional 10% penalty tax on their taxable withdrawal if it occurs prior to age 59-1/2. The loans are collateralized by the participant’s account balance and generally bear interest at the prime rate at the time the loan was originated. Interest rates on outstanding loans ranged from 3.25% to 10.5% at December 31, 2010 and 2009. Principal and interest are paid through payroll deductions, coupon remittances and electronic fund transfers.

Alcatel-Lucent Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Distributions

Participants who separate from service may elect to receive a distribution of their vested account balance. The normal form of distribution is a lump-sum payment in cash. Participants may also elect unlimited partial withdrawals of their vested account balance, subject to a minimum withdrawal of $300. Prior to June 1, 1993, participants retiring with a so-called service pension or who terminated employment because of disability were eligible to receive their entire vested account balance in a series of regular, systematic installments.

Inactive participants with vested account balances of $1,000 or less will have their account balances automatically distributed if they do not make affirmative distribution elections. Inactive participants with vested account balances greater than $1,000 but less than or equal to $5,000 will have their account balances automatically rolled over into an Individual Retirement Account (IRA) to be established on their behalf if they do not make an affirmative distribution election.

If the participant does not request a distribution and the account balance exceeds $5,000, the participant’s account shall remain in the Plan and shall be distributed only (1) at the participant’s request, (2) when the participant attains age 70-1/2 through the payment of Minimum Required Distributions (“MRD”), as described in the Plan, or (3) upon the participant’s death, whichever is earliest.

In 2009, the Plan adopted the special rules for MRD under the Worker, Retiree and Employer Recovery Act of 2008. As a result, if a participant reached his or her Required Distribution Date in 2009, the Plan would not automatically distribute a MRD for 2009. Such participant could, however, request that a lump sum payment or partial withdrawal of his or her account be made during 2009. With respect to a participant who reached his or her Required Distribution Date prior to January 1, 2009, and who had previously commenced payment under the installment payment option or for whom systematic withdrawals had previously commenced, the Plan automatically distributed a MRD for 2009. Such participant could, however, request that no such payment or withdrawal be made for the 2009 plan year by notifying the recordkeeper.

When a participant dies, the entire amount in the participant’s account is allocated to the participant’s beneficiaries.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Alcatel-Lucent Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid.

Investment Contracts

As required by U.S. generally accepted accounting principles (“GAAP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Therefore, the Statements of Net Assets Available for Benefits adjust the fair value of the investment contracts from fair value to contract value.

Valuation of Investments

The Lucent Technologies Inc. Long Term Savings and Security Plan and the Plan each have an interest in the assets of the Master Trust. The Trustee prices the assets in the investment manager portfolios, taking into account values supplied by a reputable pricing or quotation service or quotations furnished by one or more reputable sources, mutual fund administrators or other relevant information. See Note 6 for additional information.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued an accounting standard which clarifies certain existing fair value disclosures and requires a number of additional disclosures. The guidance in this new standard clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. The new standard also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, the new standard introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in the new standard became effective for reporting periods beginning after December 15, 2009. Since this new standard only affects fair value measurement disclosures, its adoption did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Alcatel-Lucent Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

In September 2010, the FASB issued an accounting standard that requires participant loans to be measured at their unpaid principal balance plus any accrued by unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. This standard is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. The adoption of this standard in 2010 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.

Purchases and Sales of Investments

Purchases and sales of investments are recorded on a trade-date basis.

Plan’s Share of Master Trust

Each participating plan’s interest in the Master Trust is based on account balances of the participants and their elected investment funds. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

The Plan’s reported investment gain from the Master Trust presented in the statement of changes in net assets available for benefits represents its interest in the Master Trust’s net investment gain, which consists of the Master Trust’s investment income and net appreciation or depreciation in fair value of investments. The Master Trust records dividend income on investments held as of the ex-dividend dates, interest income on the accrual basis and other gains or losses when incurred. The Master Trust’s net appreciation in fair value of investments consists of the net realized gains (losses) and the change in the unrealized appreciation (depreciation).

Transfers to/from Other Plans

The Plan presents in the statement of changes in net assets available for benefits the net amount of transfers to/from other plans.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that

Alcatel-Lucent Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

Investments held by the Master Trust are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Derivatives

Certain fund managers use derivative financial instruments including forward foreign currency contracts and futures contracts. Derivatives involve, to varying degrees, elements of credit and market risk such that potential maximum loss is in excess of the amounts recognized in the financial statements.

In a forward foreign currency contract, one currency is exchanged for another on an agreed-upon date at an agreed-upon exchange rate. Management permits the Master Trust’s investment advisors to use forward foreign exchange contracts to manage the currency risk inherent in owning securities denominated in foreign currencies and to enhance investment returns. Risks arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from fluctuations in the value of a foreign currency relative to the U.S. dollar or U.S. Treasury security. Most of the contracts have terms of ninety days or less and are settled in cash on settlement of the contract. The change in fair value of such contracts is recorded by the Master Trust as an unrealized gain or loss. When the contract is closed, the Master Trust records a realized gain or loss equal to the difference between the cost of the contract at the time it was opened and the value at the time it was closed. Both realized and unrealized gains/losses are included in net appreciation (depreciation) in fair value of investments in the investment income of the Master Trust.

The Master Trust held open forward foreign currency exchange contracts receivable and payable primarily in British Pound, Chinese Yuan and Euros forward contracts as of December 31, 2010 and in Canadian Dollars and Euros forward contracts as of December 31, 2009. These amounts are classified as cash in the net assets of the Master Trust at December 31, 2010 and 2009. As of December 31, 2010 and 2009, the total fair value of forward contracts was $108,470 and $264,778, respectively.

Alcatel-Lucent Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Futures contracts are commitments to purchase or sell securities based on financial indices or at a specified price on a future date. These contracts are used to manage short-term asset allocation and the duration of the fixed income portfolio, to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as to manage the investment mix in the portfolio. Most of the contracts have terms of less than one year. The credit risk of futures contracts is limited because they are standardized contracts traded on organized exchanges and are subject to daily cash settlement of the net change in value of open contracts.

Fluctuations in unrealized gains or losses related to futures contracts are recorded daily until realized on closing. Both realized and unrealized gains or losses are included in net appreciation (depreciation) in fair value of investments in the investment income of the Master Trust. Outstanding futures contracts held by the Master Trust as of December 31, 2010 consist primarily of U.S. and foreign stock index futures and U.S. Treasury Note futures. The fair value of futures contracts at December 31, 2010 and 2009 was $1,240,729 and $1,359,219, respectively, and is classified primarily in government securities and synthetic guaranteed investment contracts in the net assets of the Master Trust.

3. Tax Status

The Plan received a determination letter from the IRS dated May 6, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to be operated in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and therefore that the Plan remains qualified and that its related trust remains tax exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

4. Termination Priorities

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan

Alcatel-Lucent Savings Plan

Notes to Financial Statements (continued)

4. Termination Priorities (continued)

termination, the Plan provides that the net assets are to be distributed to participants in amounts equal to their respective interests in such assets.

5. Plan Expenses

Plan participants pay investment manager and trustee fees and may share certain other administrative costs of the Plan with the Company. Investment manager and trustee fees are generally reflected in the calculation of each fund’s net asset value per unit.

6. Master Trust Investments

The Lucent Technologies Inc. Long Term Savings and Security Plan and the Plan each had an interest in the assets of the Master Trust in 2010 and 2009, respectively. The Plan’s total interest in the Master Trust as of December 31, 2010 and 2009 was approximately 92% and 91%, respectively.

The following table presents the fair value of the net assets held in the Master Trust as of December 31, 2010 and 2009:

	2010	2009

	(In Thousands)
Investments
Cash	$102,985	$91,908
Government securities	245,257	254,849
Corporate bonds	182,700	187,179
Common stock and other equities	1,293,390	1,334,615
Common/collective trusts	2,090,181	1,787,007
Commingled funds	954,551	880,649
Registered investment companies (mutual funds)	258,395	238,226
Synthetic guaranteed investment contracts	1,465,819	1,542,539
Cash collateral fund	956,944	378,435
Other	12,049	—

Total investments	7,562,271	6,695,407
Collateral held for loaned securities	(957,477)	(380,243)

	6,604,794	6,315,164
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(27,684)	145

	$6,577,110	$6,315,309

Alcatel-Lucent Savings Plan

Notes to Financial Statements (continued)

6. Master Trust Investments (continued)

The following table presents the investment income for the Master Trust for the year ended December 31, 2010:

(In Thousands)

Net appreciation (depreciation) in fair value of investments
Common stock and other equities	$171,611
Common/collective trusts	220,686
Commingled funds	114,228
Registered investment companies (mutual funds)	29,793
Cash collateral fund	1,275
Other	946

538,539
Investment income
Interest	52,996
Dividends	31,861

Net investment income	$623,396

The Master Trust participates in securities lending programs with BNY Mellon, formerly Mellon Bank N.A., an affiliate of the Master Trustee.

The securities lending agreement requires that the Master Trust receive cash, letters of credit or U.S. Treasury securities as collateral for securities on loan, equaling 102% of the fair value of domestic securities and 105% of the total fair value of non-U.S. securities on loan. As of December 31, 2010 and 2009, the fair value of the securities on loan was $936.1 million and $373.8 million, respectively, which were comprised primarily of U.S. Treasury and other governmental securities and equity securities. As of December 31, 2010 and 2009, the value of the associated collateral received was $957.5 million and $383.4 million, respectively, of which $957.5 million and $380.2 million, respectively, was received in cash and subsequently invested in a cash collateral fund. This fund invests primarily in repurchase agreements, asset-backed securities and corporate bonds. The remaining collateral at December 31, 2009 of $3.2 million was received in the form of letters of credit and U.S. Treasuries, which the Master Trust cannot sell or repledge and accordingly are not reflected in the Master Trust’s net assets. The investments purchased with the cash collateral are included in the cash collateral fund in the net assets of the Master Trust and amounted to $956.9 million and $378.4 million at December 31, 2010 and 2009, respectively.

The Master Trust bears the risk of loss with respect to the investment of the collateral. BNY Mellon has agreed to indemnify the Master Trust in the case of default of any borrower.

Alcatel-Lucent Savings Plan

Notes to Financial Statements (continued)

6. Master Trust Investments (continued)

The following table presents individual investments that represent 5% or more of the fair value of the net assets held by the Master Trust as of December 31, 2010 and 2009:

	2010	2009

	(In Thousands)

BGI Equity Index Fund	$1,305,918	$1,203,553
JP Morgan Money Market Fund	473,585	—
BGI Money Market Fund	—	527,635
Cash collateral fund	956,944	378,435

Synthetic Guaranteed Investment Contracts

The Master Trust holds investments in synthetic guaranteed investment contracts (“synthetic GICs”) as part of the Stable Value Fund. These investment contracts are presented at fair value in the table of the investments held in the Master Trust and in the Statements of Net Assets Available for Benefits. However, since these contracts are fully benefit-responsive, an adjustment is reflected in the Statements of Net Assets Available for Benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract values of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

The fair value of synthetic GICs equals the total of the fair value of the underlying assets plus the fair value of the wrapper contract. The assets underlying the synthetic GICs were primarily comprised of U.S. government securities and corporate debt instruments.

The wrap issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. Synthetic GICs provide for a variable crediting rate that resets quarterly and a guarantee that the crediting rate will not fall below zero percent. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change

Alcatel-Lucent Savings Plan

Notes to Financial Statements (continued)

6. Master Trust Investments (continued)

in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. Certain events limit the ability of the Master Trust to transact at contract value with the issuer. Such events include the following:

•	The Plan’s failure to qualify under Section 401(k) of the Code.
•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.
•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.
•	Complete or partial termination of the Plan.
•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund’s cashflow.
•	Merger or consolidation of the Plan with another plan, the transfer of plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor.
•

Any communication given to participants by the Plan Sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the fund.

•	Exclusion of a group of previously eligible employees from eligibility in the Plan.
•	Any early retirement program, group termination, group layoff, facility closing, or similar program.
•	Any transfer of assets from the fund directly to a competing option

The Plan Administrator believes that the probability of occurrence of any such event, which would limit the Master Trust’s ability to transact at contract value with participants, is remote.

A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the fund’s covered assets is below their contract value at the time of such termination, the fund’s investment manager may elect to keep the wrap contract in place until such time as the market value of the fund’s covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if the investment manager’s authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the fund’s covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.

The average yield of the synthetic GICs based on actual earnings was approximately 2.47% and 2.46% at December 31, 2010 and 2009, respectively. The average yield of the GICs based on interest rate credited to participants was approximately 2.04% and 2.23% at December 31, 2010 and 2009, respectively.

Alcatel-Lucent Savings Plan

Notes to Financial Statements (continued)

6. Master Trust Investments (continued)

Fair Value Measurements

GAAP establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Government securities and Corporate bonds

A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified within level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within level 2 of the valuation hierarchy.

Common stocks and other equities

Common stocks and other equities listed on a national stock exchange or a listed market such as the NASDAQ National Market System are valued at the closing price and are classified within level 1 of the valuation hierarchy.

Alcatel-Lucent Savings Plan

Notes to Financial Statements (continued)

6. Master Trust Investments (continued)

Common/collective trusts and Commingled funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is an input other than a quoted price that is observable. Therefore, these investments are classified within level 2 of the valuation hierarchy. There are currently no redemption restrictions on the common/collective trusts.

Registered investment companies (mutual funds)

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Synthetic guaranteed investment contracts

The fair value of the synthetic guaranteed investment contracts is based on the underlying investments. The underlying investments are primarily fixed income securities and are classified within level 1 and 2 of the valuation hierarchy. The related wrapper contracts are classified within level 3 of the valuation hierarchy.

Cash collateral fund

The cash collateral fund invests cash received as collateral for securities that are loaned through the Master Trust’s securities lending program with BNY Mellon. The NAV of the fund is based on the value of its underlying assets, minus its liabilities, and then divided by the number of shares outstanding. The NAV is an input other than a quoted price that is observable, and therefore this investment is classified within level 2 of the valuation hierarchy.

Alcatel-Lucent Savings Plan

Notes to Financial Statements (continued)

6. Master Trust Investments (continued)

The following tables set forth by level within the fair value hierarchy the Master Trust investment assets at fair value, as of December 31, 2010 and 2009. As required by GAAP, assets are classified in their entirety based upon the lowest level of input that is significant to the fair value measurement.

Investment assets at fair value as of December 31, 2010 (In Thousands)

	Level 1	Level 2	Level 3	Total

Cash	$102,985	$—	$—	$102,985
Government securities	185,333	59,924	—	245,257
Corporate bonds	2,316	180,384	—	182,700
Domestic equity
Financial services	210,811	—	—	210,811
Energy	111,206	—	—	111,206
Healthcare	90,471	—	—	90,471
Technology	88,131	—	—	88,131
Other	364,786	—	—	364,786
International equity	427,985	—	—	427,985
Common/collective trusts
BGI Equity Index Fund	—	1,305,918	—	1,305,918
JPM Money Market Fund	—	473,585	—	473,585
Blackrock Russell 1000	—	179,656	—	179,656
JPMCB Liquidity Fund	—	121,937	—	121,937
BNY Mellon Cash Reserve	—	9,085	—	9,085
Commingled funds	—	954,551	—	954,551
Registered investment companies (mutual funds)	258,395	—	—	258,395
Synthetic guaranteed investment contracts
Corporate bonds	—	300,568	—	300,568
Government securities	—	753,120	—	753,120
Mortgage-backed securities	—	220,754	—	220,754
Other	—	187,250	4,127	191,377
Cash collateral fund	—	956,944	—	956,944
Other	407	11,642	—	12,049

Total assets at fair value	$1,842,826	$5,715,318	$4,127	$7,562,271

Alcatel-Lucent Savings Plan

Notes to Financial Statements (continued)

6. Master Trust Investments (continued)

Investment assets at fair value as of December 31, 2009 (In Thousands)

	Level 1	Level 2	Level 3	Total

Cash	$91,908	$—	$—	$91,908
Government securities	81,709	173,140	—	254,849
Corporate bonds	1,696	185,483	—	187,179
Common stock - US
Technology	203,369	—	—	203,369
Financial services	133,134	—	—	133,134
Energy	102,089	—	—	102,089
Healthcare	75,149	—	—	75,149
Capital goods	58,301	—	—	58,301
Consumer services	58,241	—	—	58,241
Other	293,135	—	—	293,135
Common stock - Non-US	411,197	—	—	411,197
Common/collective trusts
BGI Equity Index Fund	—	1,203,553	—	1,203,553
BGI Money Market Fund	—	527,636	—	527,636
US Government Short Term Investment Fund	—	55,818	—	55,818
Commingled funds	—	880,649	—	880,649
Registered investment companies (mutual funds)	238,226	—	—	238,226
Synthetic guaranteed investment contracts
Corporate bonds	—	513,624	—	513,624
Government securities	408,678	—	—	408,678
Mortgage-backed securities	—	314,576	—	314,576
Other	—	302,265	3,396	305,661
Cash collateral fund	—	378,435	—	378,435

Total assets at fair value	$2,156,832	$4,535,179	$3,396	$6,695,407

Alcatel-Lucent Savings Plan

Notes to Financial Statements (continued)

6. Master Trust Investments (continued)

The table below sets forth a summary of changes in the fair value of the level 3 investment assets held by the Master Trust for the year ended December 31, 2010.

Synthetic guaranteed investment contracts

Balance, beginning of year	$3,396
Realized gains/(losses)	—
Unrealized gains/(losses) relating to instruments still held at the reporting date	—
Purchases, settlements and dispositions	731
Transfers in and/or out of level 3	—

Balance, end of year	$4,127

7. Related Party Transactions

Certain Plan investments are shares of common/collective trust funds managed by affiliates of the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Master Trust invests in American Depositary Shares of Alcatel-Lucent, the Company’s parent. As of December 31, 2010 and 2009, such holdings totaled approximately $0 and $52 million, respectively. The Company is the Plan Sponsor and, therefore, these transactions qualify as party-in-interest transactions.

8. Reconciliation of Financial Statements to 5500

Synthetic GICs are reported at fair value for Form 5500 purposes. For financial statement purposes, such items are recorded at fair value and adjusted to contract value. Such differing treatments result in a reconciling item between the net assets available for benefits recorded on the Form 5500 and the net assets available for benefits included in the accompanying financial statements. As a result, the net assets available for benefits reported in the accompanying financial statements differed from such amounts reported in the Form 5500 by $(23,552,000) and $122,000 as of December 31, 2010 and 2009, respectively.

Supplemental Schedule

EIN: 22-3408857
PLAN: 003

Alcatel-Lucent Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Name of Issuer and Title of Issue	Description	Cost	Fair Value

Notes receivable from participants*	Interest rates range from 3.25%-10.5%	$—	$40,743,000

* Party-in-interest

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Alcatel-Lucent Savings Plan

Date: June 24, 2011	By:	/s/ Cassandra H. Lammers

Cassandra H. Lammers
Plan Administrator

Exhibit Index

Exhibit Number

23	Consent of Independent Registered Public Accounting Firm